ABAXIS, INC.
                                3240 Whipple Road
                          Union City, California 94587

March 3, 2006

Via EDGAR


Ms. Ibolya Ignat
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:      Abaxis, Inc.
         Form 10-K for Fiscal Year Ended March 31, 2005
         Filed June 14, 2005
         File No. 000-19720

Dear Ms. Ignat:

We are writing on behalf of Abaxis, Inc. (the "Company"), in regard to a comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated January 27, 2006, and the supplemental letter dated February 24, 2006, with respect to the Company's Form 10-K for the fiscal year ended March 31, 2005.

We are in receipt of the Staff's comment letters and are actively engaged in preparing a response. However, due to schedule constraints, the Company is not able to respond within the ten (10) business days as noted in the Staff's comment letters. Accordingly, after discussing this matter with the Staff of the SEC, the Company will respond to the Staff's comment letters on or before March 17, 2006.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (510) 675-6504, or John Saia of DLA Piper Rudnick Gray Cary US LLP, at (650) 833-2444. Thank you very much for your assistance.

Sincerely,

ABAXIS, INC.

By:     /s/  ALBERTO R. SANTA INES
        --------------------------------------
Name:   Alberto R. Santa Ines
Title:  Chief Financial Officer and
        Vice President of Finance

cc:     Jim B. Rosenberg, Securities and Exchange Commission
        Jim Atkinson, Securities and Exchange Commission
        Andrew D. Zeif, DLA Piper Rudnick Gray Cary US LLP